SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to ________

Commission File Number 1-8097

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ensco Multinational Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ

ENSCO MULTINATIONAL SAVINGS PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Ensco Multinational Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ensco Multinational Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2015. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for each of the years in the three-year period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of Schedule I — Investments as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

Houston, Texas
March 24, 2016

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS:
Investments at fair value:
Other investments (cost $46,896,276 and $46,340,498)	$46,115,207	$46,688,175
Ensco plc Class A ordinary shares (cost $5,436,541 and $5,843,040)	2,900,507	3,346,403
Total investments	49,015,714	50,034,578
Cash	1,669,331	1,250,045
Receivables:
Employee contributions	—	768,783
Employer contributions	4,644,090	6,689,994
Total receivables	4,644,090	7,458,777
Total assets	55,329,135	58,743,400
NET ASSETS AVAILABLE FOR BENEFITS	$55,329,135	$58,743,400
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS

	Year Ended December 31,
	2015	2014	2013
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment (loss) income:
Interest and dividends	$205,382	$386,588	$149,358
Realized and unrealized (losses) gains	(3,039,482)	(2,497,923)	1,745,380
Net investment (loss) income	(2,834,100)	(2,111,335)	1,894,738
Contributions:
Participant	7,855,040	9,283,043	6,949,267
Employer	7,956,162	11,441,959	17,571,107
Total contributions	15,811,202	20,725,002	24,520,374
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(16,198,154)	(6,847,554)	(1,972,953)
Administrative expenses	(193,213)	(66,123)	(275)
Total deductions	(16,391,367)	(6,913,677)	(1,973,228)
NET (DECREASE) INCREASE	(3,414,265)	11,699,990	24,441,884
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	58,743,400	47,043,410	22,601,526
End of year	$55,329,135	$58,743,400	$47,043,410
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. PLAN ORGANIZATION AND DESCRIPTION
The Ensco Multinational Savings Plan (the “Plan”) is a defined contribution plan available to international expatriate employees (“Eligible Employees”) of Ensco plc and subsidiaries (the “Company” or “Ensco”). The Plan was established on January 1, 2009 to provide a retirement benefit for Eligible Employees through Company annual discretionary contributions and matching contributions based on Eligible Employee contributions and to promote and encourage Eligible Employees to provide additional security and income for their retirement through a systematic savings program. Based upon current law and published interpretations, the Company does not believe that the Plan is subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended. The following description of the Plan provides only general information. Participants in the Plan (“Plan Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.
Participation
Eligible Employees of the Company may participate in the Plan upon meeting certain citizenship or residency requirements if they are not employed in their own country of tax residency and are not contributing to, or receiving benefits from, any other employer-sponsored savings plan. Eligible Employees may elect to participate in the employee savings feature of the Plan immediately following employment with the Company.
Eligible Employees participate in the discretionary contribution feature of the Plan after completing at least 90 days of continuous full-time employment if they are employed at calendar year-end or reach the normal retirement age during the calendar year. All contributions are at the discretion of the Board of Directors as disclosed below.
Contributions
Plan Participants may elect to make contributions to the Plan through salary and cash incentive award deferrals (“Savings Contributions”), which may or may not qualify for tax deferral based on each Plan Participant’s local tax requirements. Under the Plan, Savings Contributions are limited to 50% of the participant’s compensation. Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan.
At the discretion of its Board of Directors, the Company may make contributions to the Plan (“Matching Contributions”) in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. The Company made Matching Contributions to active participant Eligible Employee accounts as follows:

	Matching Percentage
	2015	2014	2013
First 5% of eligible compensation	100%	100%	100%
Total Matching Contributions for the years ended December 31, 2015, 2014 and 2013 were $3,312,072, $5,311,288 and $3,979,343, respectively, and are included in employer contributions in the statements of changes in net assets available for benefits.
During 2014, the Company amended the existing profit sharing plan. The amended plan provides for a fixed contribution of 5% of each Plan Participant's base salary during the plan year, at the discretion of the Board of Directors, even if financial targets are not achieved ("5% Contributions"). The 5% Contributions totaled $4,644,090 and $6,130,671 during the year ended December 31, 2015 and 2014, respectively. Profit sharing contributions under the previous plan were 10% of each Plan Participant's base salary during the plan year, at the discretion of the Board of Directors, and totaled $13,591,764 for the year ended December 31, 2013. These contributions, along with the 5% Contributions, collectively referred to as ("Annual Contributions"), were included in employer contributions in the statements of changes in net assets available for benefits.

Plan Administration
Effective March 18, 2014, assets in the Plan were held in trust by Butterfield Trust (Cayman) Limited as trustee on behalf of, and for the benefit of, Plan Participants. The Board of Directors selected the trustee upon the recommendation of Company management. Previously, our assets in the Plan were held in trust by Citco Trustees (Cayman) Limited.
The trustee has the authority to manage or dispose of Plan assets as if it were the beneficial owner thereof. However, the trustee and the Company have delegated the management of day-to-day investment elections and administration of the Plan to Global Group Services Incorporated, the administrator, and UBS Financial Services, Inc., the custodian. Global Group Services Incorporated performs all recordkeeping services.
Vesting
A Plan Participant’s Matching Contribution account balance and Annual Contribution account balance become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage
Less than one year	—%
One year	33%
Two years	67%
Three or more years	100%
A Plan Participant may also become fully vested in his or her Matching Contribution account balance and Annual Contribution account balance upon certain events, including death or disability, attaining the age of 65 or a full termination of the Plan. A Plan Participant’s Savings Contribution account balance is fully vested at all times.
The unvested portion of Matching Contribution account balances and Annual Contribution account balances of terminated Plan Participants are forfeited to the Plan and may be used to pay certain administrative expenses of the Plan or to reduce the amount of future employer contributions. The Plan held forfeiture balances totaling $348,326, $855,763 and $478,921 included in net assets available for benefits as of December 31, 2015, 2014 and 2013, respectively. During the year ended December 31, 2015, the Plan used $1,162,902 of its forfeiture balance to reduce the funding requirement for a portion of the Company’s Matching Contributions. During the years ended December 31, 2014 and 2013, the Plan did not use any of its forfeiture balance to pay for certain administrative expenses or reduce any portion of the Company’s Matching or Annual Contributions.
Distributions
Distributions of a Plan Participant’s Savings Contribution account and the vested portion of a participant’s Matching Contribution and Annual Contribution accounts generally are made within 60 days of an employee request due to termination of employment. As of December 31, 2015 and 2014, all Plan Participants who had elected to withdraw from the Plan had been paid.
Hardship Withdrawals
Should a Plan Participant experience a hardship, he or she may elect to withdraw all or part of his or her vested account balance from the Plan. All cases of hardship must be presented in writing to, and approved by, the Company. The Company may request additional supporting documentation from Plan Participants to substantiate any case of hardship. The Company may, at its discretion, approve all or part of the withdrawal request. Hardship withdrawals are recorded as distributions in the period in which they are paid. Hardship withdrawals totaling $1,537,368, $706,330 and $235,942 were paid during the years ended December 31, 2015, 2014 and 2013, respectively.
Investments
The Plan allows participants to direct all contributions among a number of different investment funds held by UBS Financial Services, Inc., including Ensco plc Class A Ordinary Shares (the “Ensco Class A Fund”). The Plan

limits the portion of a participant’s aggregate account balance that may be invested in the Ensco Class A Fund to 25 percent. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Plan Participant’s account based on the change in unit value for each investment fund in which the participant has an account balance.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
The Plan’s investments are stated at fair value using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end and there are no redemption restrictions associated with those investments. Purchases and sales of shares in mutual funds and the Ensco Class A Fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date. See “Note 4 - Fair Value Measurements” for additional information on the fair value measurement of the Plan’s net assets.
In the statement of changes in net assets available for benefits, the Plan presents the realized and unrealized (losses) gains on investments, which are calculated based on beginning of the year market values of investments to the date of sale and the purchase price, if purchased during the year, to the end of the year market value.
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor, Ensco, to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for benefits, as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.
Distributions
Distributions of benefits to Plan Participants are recorded when paid.
New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Plan management has elected to adopt Parts I and II as of January 1, 2015.

3. PLAN INVESTMENTS
The fair values of investments of the Plan’s net assets are identified as follows:

	December 31,
	2015	2014
Cash Alternatives	$16,372,229	$16,979,357
Mutual Funds:
Equity Funds	22,043,066	22,136,455
Fixed Income Funds	7,615,211	7,521,215
Other Investments	84,701	51,148
Employer Securities:
Ensco plc Class A Ordinary Funds	2,900,507	3,346,403
Total Investments	$49,015,714	$50,034,578
During 2015, 2014 and 2013, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2015	2014	2013
Proceeds	$24,955,181	$33,054,530	$3,029,010
Aggregate cost	26,815,992	30,950,930	2,614,950
Realized (losses) gains	(1,860,811)	2,103,600	414,060
Unrealized (depreciation)/appreciation	(1,178,671)	(4,601,523)	1,331,320
Realized and unrealized (losses) gains	$(3,039,482)	$(2,497,923)	$1,745,380

4. FAIR VALUE MEASUREMENTS
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value and assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”) and the lowest priority to unobservable inputs (“Level 3”). Level 2 measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1. The following fair value hierarchy table categorizes information regarding the Plan’s net assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2015
Cash Alternatives	$16,372,229	$—	$—	$16,372,229
Mutual Funds:
Equity Funds	22,043,066	—	—	22,043,066
Fixed Income Funds	7,615,211	—	—	7,615,211
Other Investments	84,701			84,701
Employer Securities:
Ensco Fund	2,900,507	—	—	2,900,507
Total Investments	$49,015,714	$—	$—	$49,015,714
As of December 31, 2014
Cash Alternatives	$16,979,357	$—	$—	$16,979,357
Mutual Funds:
Equity Funds	22,136,455	—	—	22,136,455
Fixed Income Funds	7,521,215	—	—	7,521,215
Other Investments	51,148			51,148
Employer Securities:
Ensco Fund	3,346,403	—	—	3,346,403
Total Investments	$50,034,578	$—	$—	$50,034,578
5. ADMINISTRATIVE FEES
The Plan has no employees. Beginning October 1, 2014, all administrative expenses of the Plan are paid by the participants. Prior to October 1, 2014, the majority of administrative expenses of the Plan were paid by the Company. Total fees paid by the participants and the Plan for administrative expenses, investment management and other related services amounted to $193,213, $66,123 and $275 for the years ended December 31, 2015, 2014 and 2013, respectively.
6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, Plan Participants will become 100% vested in their accounts.
7. TAX STATUS
The Plan is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended.
In consideration that Plan Participants are not U.S. citizens, permanent residents or otherwise U.S. tax residents at any time they are participating, Plan Participants will not be directly subject to U.S. federal income tax on any dividends paid on stock of a U.S. corporation.  However, the Cayman Islands trust that holds the Plan’s assets will be subject to U.S. federal income tax on such dividends at a rate of 30%, withheld at source. The trust will not be entitled to any lower tax treaty rates even if a Plan Participant would have been eligible for such lower treaty rates if he or she held the stock directly. Depending on a Plan Participant’s country of residence, he or she may be entitled to a credit against his or her local income tax (if applicable) for the U.S. federal income tax on dividends received by the trust.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the relevant tax authority. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audit by taxing jurisdictions for all Plan years since the Plan was established. There are currently no audits for any tax periods in progress.
8. PARTY-IN-INTEREST TRANSACTIONS
Class A ordinary shares of the Company held by the Plan in the Ensco Class A Fund as an investment qualify as party-in-interest transactions. As of December 31, 2015 and 2014, the Plan’s investment in the Ensco Class A Fund was based on the closing price on such dates of $15.39 per share and $29.95 per share, respectively.  Like any investment in publicly traded securities, the Company’s Class A shares are subject to price changes.  The high and low prices for the Company’s Class A Fund shares were $32.28 and $13.26 for 2015 and $57.45 and $25.88 for 2014.  The Company’s Class A shares totaled approximately 5% of the Plan’s net assets as of December 31, 2015 and 2014.
9. RISKS AND UNCERTAINTIES
The Plan invests in various investment options that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near term and that such changes could materially affect Plan Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Information
Schedule I
ENSCO MULTINATIONAL SAVINGS PLAN
SCHEDULE I - INVESTMENTS
AS OF DECEMBER 31, 2015

Description	Number of shares/units	Market Value	Percentage of Net Assets
Invesco AIM US Dollar Liquidity Portfolio	16,372,229	$16,372,229	29.6%
Vanguard US 500 Stock Index	368,619	8,173,322	14.8%
Templeton Global Bond Fund	142,160	3,903,718	7.1%
Janus Flexible Income	167,984	3,346,240	6.0%
MFS Meridian Global Total Return Fund	103,616	2,917,827	5.3%
Morgan Stanley Global Property Fund A	78,583	2,175,973	3.9%
Franklin Templeton Global Growth and Value	62,759	1,530,699	2.8%
Vanguard Emerging Markets Stock Index	11,284	1,496,763	2.7%
Vanguard MSCI World Small Cap Index	8,123	1,490,689	2.7%
Vanguard Global Stock Index	71,098	1,487,880	2.7%
Pioneer Funds Global Select	14,499	1,386,432	2.5%
Vanguard European Stock Index Fund	39,768	762,831	1.4%
Fidelity AW Pacific	19,483	383,037	0.7%
Pioneer Funds US Dollar Short Term	56,192	365,253	0.7%
Nuveen Global Infrastructure	9,702	237,613	0.4%
PIMCO Commodity Plus	17,537	84,701	0.2%
Employer securities:
*Ensco Class A Fund	188,467	2,900,507	5.2%
Total Investments		$49,015,714

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ensco Multinational Savings Plan

Date:	March 24, 2016	/s/ Tommy E. Darby
By: Tommy E. Darby
Controller of Ensco plc

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm